CoverUs, Inc.
Unaudited Profit and Loss[1]
January - December 2018

	Total	
Income		
Total Income		
Gross Profit	$	0.00
Expenses		
6100 Professional Fees		
6110 Accounting		4,300.00
6120 Legal Fees		21,010.88
6130 Website		169.67
6140 Other Professional Fees		34,695.00
Total 6100 Professional Fees	$	60,175.55
6200 Product Development		25,643.14
6210 Product Research		20,275.00
6300 Advertising & Marketing		
6320 Communications, Media, Marketing		7,294.80
6330 Events & Conferences		962.95
Total 6300 Advertising & Marketing	$	8,257.75
6400 Occupancy Costs		
6410 Rent Expense		5,191.00
Total 6400 Occupancy Costs	$	5,191.00
6500 General and Admin Expenses		
6505 Bank Charges & Fees		229.94
6515 Computer & Software Fees		1,368.39
6520 Dues & Subscriptions		2,476.91
6535 Meals		4,865.99
6540 Office Expenses		1,186.10
6555 Printing & Stationery		459.61
Total 6500 General and Admin Expenses	$	10,586.94
6600 Insurance		764.92
6700 Travel		
6710 Hotel & Air		12,539.63
6730 Ground Transportation		381.37
Total 6700 Travel	$	12,921.00
Total Expenses	$	143,815.30
Net Operating Income	-$	143,815.30
Other Income		
9000 Other Income		7,500.00
Total Other Income	$	7,500.00

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[1] Thefinancial information included throughout this Form C-AR has not been audited. The information is preliminary and subject to change, revision and the comments of IndigoSpire, which conducted a review of such statements.

Net Other Income		$	7,500.00
Net Income		-$	136,315.30

CoverUs, Inc.
UnauditedBalance Sheet
As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
1001 Checking Account -6930	270,306.61
1999 Bill.com Money Out Clearing	0.00
Total Bank Accounts	$ 270,306.61
Other Current Assets	
1250 Prepaid Expenses	10,000.00
Total Other Current Assets	$ 10,000.00
Total Current Assets	$ 280,306.61
TOTAL ASSETS	$ 280,306.61
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	27,540.65
Total Accounts Payable	$ 27,540.65
Other Current Liabilities	
2010 Loans from Shareholders	28,641.26
Total Other Current Liabilities	$ 28,641.26
Total Current Liabilities	$ 56,181.91
Long-Term Liabilities	
2050 Convertible Note Payable	360,040.00
2060 Other Long Term Liabilities	0.00
Total Long-Term Liabilities	$ 360,040.00
Total Liabilities	$ 416,221.91
Equity	
3020 Paid-In Capital or Surplus	400.00
3300 Retained Earnings	
Net Income	-136,315.30
Total Equity	-$ 135,915.30
TOTAL LIABILITIES AND EQUITY	$ 280,306.61

CoverUs, Inc.
Unaudited Statement of Cash Flows
January - December 2018

	Total
OPERATING ACTIVITIES	
Net Income	-136,315.30
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1250 Prepaid Expenses	-10,000.00
2000 Accounts Payable	27,540.65
2010 Loans from Shareholders	28,641.26
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 46,181.91
Net cash provided by operating activities	-$ 90,133.39
FINANCING ACTIVITIES	
2050 Convertible Note Payable	360,040.00
2060 Other Long Term Liabilities	0.00
3020 Paid-In Capital or Surplus	400.00
Net cash provided by financing activities	$ 360,440.00
Net cash increase for period	$ 270,306.61
Cash at end of period	$ 270,306.61

CoverUS Inc.

(a Delaware corporation)

Unaudited Financial

Statements[2] April 11, 2018

(Inception)

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[2] The financial information included throughout this Form C-AR has not been audited. The information is preliminary and subject to change, revision and the comments of IndigoSpire, which conducted a review of such statements.



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 20, 2018

To: Board of Directors, CoverUS Inc.

Re: 2018 (inception) Financial Statement
        Review CoverUS Inc.

We have reviewed the accompanying financial statements of CoverUS Inc. (the "Company"), which comprise the balance sheet(s) as of April 11, 2018 (inception), and the related statements of income, shareholders' equity and cash flows for the single day inception period of April 11, 2018, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA
Group, LLC Aurora,
CO

COVERUS
INC.
BALANCE
SHEET
As of April 11, 2018
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS

Current assets:		
Cash and cash equivalents	$	0
Accounts receivable		0
Inventory		0
Total current assets		0
Total assets	$	0

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Current liabilities:		
Accounts payable	$	0
Accrued interest		0
Deferred income taxes		0
Total liabilities		0
Long-term debt		0
TOTAL LIABILITIES		0
Stockholders' equity:		
Common units (10,000,000 shares authorized and 4,000,000 issued		
as of 04/11/2018)		400
Subscription receivable		(400)
Retained earnings		0
Total stockholders' equity		0
Total liabilities and stockholders' equity	$	0

COVERUS INC.
STATEMENT OF
OPERATIONS
From Inception through April 11, 2018
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross profit (loss)		0
Operating expenses:		
General and administrative		0
Sales and marketing		0
Total operating expenses		0
Operating income		0
Interest expense		0
Pretax income		0
Provision for income taxes		0
Net income	$	0

COVERUS INC.
STATEMENT OF STOCKHOLDERS' EQUITY
From Inception to April 11, 2018
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Subscription	Retained	Total Stockholders'
	Number of Shares	Amount	Receivable	Earnings	Equity (Deficit)
Balance as of inception (April 11, 2018)	0	$ 0	$ 0	$ 0	$ 0
Issuance of common stock	4,000,000	400	(400)	0	0
Net income	0	0	0	0	0
Balance as of April 11, 2018	4,000,000	$ 400	$ (400)	$ 0	$ 0


COVERUS INC.
STATEMENT OF CASH
FLOWS
From Inception through April 11, 2018 (Inception)
See accompanying Accountant's Review Report and Notes to the Financial
Statements (Unaudited)


Cash flows from operating activities

Net income	$	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable		0
(Increase) decrease in accounts payable		0
(Increase) decrease in inventory		0
Increase (decrease) in deferred income taxes		0
Increase (decrease) in accrued interest	0	
Net cash used in operating activities	0	

Cash flows from investing activities

Purchase of property and equipment	0	Net cash
used in investing activities	0	

Cash flows from financing activities

Issuance of common stock	0
Proceeds from issuance of membership interests	0
Proceeds from short-term debt (non-interest carrying)	0
Proceeds from issuance of SAFE notes	0
Receipt of proceeds from loans from founders	0
Net cash provided by financing activities	0

Net change in cash and cash equivalents	0
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 0

Supplemental disclosure of cash flow information

Cash paid for interest	$	0
Cash paid for income taxes		0

COVERUS INC.
NOTES TO FINANCIAL
STATEMENTS AS OF APRIL 11,
2018
See accompanying Accountant's Review
Report (unaudited)

NOTE 1 - NATURE OF OPERATIONS

CoverUS, Inc. (which may be referred to as the "Company," "we," "us," or "our") aims to enable consumers to earn rewards in exchange for sharing health data, responding to targeted ads, and engaging in healthy behaviors. The Company's mission is to empower consumers both financially and in terms of extensive transparency and control over the use of their personal data. The Company plans to provide the business customers that will fund these rewards with market research and patient engagement opportunities that are distinguished by rich real-world longitudinal data, and high-trust consumer-consented relationships built over an extended period of time.

The Company incorporated on April 11, 2018 in the State of Delaware. The Company is headquartered in Brooklyn, New York. The Company did not begin operations until 2018.

Since Inception, the Company has relied on securing loans to fund its operations. As of April 11, 2018, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include:

recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of April 11, 2018, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's

checking account. As of April 11, 2018, the Company had no of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of April 11, 2018, the Company had no outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of April 11, 2018, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of April 11, 2018, as the Company had not yet begun operations.   The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of April

11, 2018, the unrecognized tax benefits accrual was zero as the Company had not yet begun operations.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and

collectability is reasonably assured. As of April 11, 2018, the Company had recognized no sales.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to
$250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The income tax returns for 2018 will be filed after the fiscal year has ended on December 31, 2018

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Leasing Commitments: The Company contracts to use office space in shared workspaces located in Brooklyn, New York under a month-to-month agreement that can be terminated at will by the Company. As such, the Company does not currently have any leasing commitments.

NOTE 5 - EQUITY

Issuance of Restricted Common Units to Members
During 2018, the Company authorized 10,000,000 shares which represent 100 percent of the equity in the company. Of the total shares authorized, 4,000,000 shares were purchased by the 3 founding members at a price of $0.0001 per share.

An additional 1,000,000 shares were reserved for future issuance for advisors and employees and an additional 208,333 shares were issued to the Startup Health Transformer Fund II in exchange for participation in the Startup Health Transformer incubation program. The remaining 4,791,667 of the total authorized shares have not been issued and are being reserved for future use.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation on April 11, 2018 and has limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 6) and achieve and sustain profitable operations.
The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Issuance of SAFE Instruments in Seed Round
During 2018, the Company has issued Simple Agreements for Future Equity ("SAFEs") to six investors in exchange for $360,000 of cash. The terms of the SAFEs issued during this Pre-Seed Round of financing contain between a $3,000,000 to $6,000,000 valuation cap and between 10 and 40 percent valuation discount.

Anticipated Crowdfunded Offering
In 2019, the Company plans to offer up to 1,070,000 additional SAFEs for up to $1,070,000 (the "Crowdfunded Offering"). The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co").

Management's Evaluation
Management has evaluated subsequent events through December 20, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.